Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex to Present at Investor Forum in San Francisco

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (January 14, 2009). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today that its Chief Executive Officer and Managing Director, Greg Collier, Ph.D., will be presenting a corporate update as part of the Phase 3 Australian biotechnology investor forum convened by ABN AMRO Morgans, Blueprint Life Science Group and AusBiotech later today in San Francisco. The forum, with select attendees drawn from leading institutional investors and pharmaceutical industry representatives will be held from 5:15-6:15pm on Tuesday, January 13, 2009, at the Sir Francis Drake Hotel, San Francisco.

“We are delighted to be presenting ChemGenex to international investors at this innovative showcase,” said Dr. Collier. “This is an ideal forum to update investors and potential partners on the positive clinical data we have recently presented to the medical community on the use of omacetaxine mepesuccinate in chronic myeloid leukemia (CML) patients with the T315I mutation. Omacetaxine demonstrated complete hematologic responses (CHR) in 80% of chronic phase patients who have the T315I mutation, and are resistant to the dominant drug family, tyrosine kinase inhibitors.”

“We are on track to submit the CMC (Chemistry and Manufacturing Controls) section of the rolling NDA submission for omacetaxine to the United States Food and Drug Administration (FDA) in the next few months, and to complete the NDA submission process with the filing of the Clinical section by mid 2009.”

The updated corporate overview presentation for ChemGenex is attached.

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Contacts

ChemGenex Information

Dr. Greg Collier

CEO and Managing Director

Cell (Australia): +61 419 897 501

Cell (USA): +1 650 200 8145

Email: gcollier@chemgenex.com

Media Relations – Australia	Media Relations - USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Safe Harbor Statement

Certain statements made herein (including for this purpose sites to which a hyperlink has been provided) that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

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Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100

Email: chemgenex@chemgenex.com   ABN 79 000 248 304